UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

Suite 300 – 1055 West Hastings Street, Vancouver, BC  V6E 2E9

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1.	News Release dated May 12, 2009
2.	Material Change Report dated May 12, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: President & CEO

Suite 300 – 1055 West Hastings Street Vancouver, BC, Canada V6E 2E9 T: 604.685.5492 F: 604.685.2536 www.buffalogold.ca	Trading Symbol: TSXV – BUF OTC\BB – BYBUF FWB – B4K

BUFFALO GOLD EXPLAINS TRADING HALT

Vancouver, BC, May 12, 2009 – Buffalo Gold Ltd. (TSX-V: BUF; OTCBB: BYBUF; FWB: B4K) Management wishes to inform its shareholders that trading in Buffalo’s shares was halted this morning due to a cease trade order issued by the British Columbia Securities Commission for failing to file the Company’s audited financial statements and management discussion and analysis for the fiscal year ended December 31st, 2008 within the time prescribed by National Instrument 51-102.

The Board of Directors and management are working with Buffalo’s auditors to expedite this process to insure a quick reinstatement of trading for Buffalo Gold shareholders.

Effective May 11th, 2009, Adrian Rollke has tendered his resignation and the Company wishes him success in his future endeavours.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

________________________________

Damien Reynolds,

President and CEO

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree: 1.888.685.5492

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

300 – 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

May 12, 2009

Item 3

News Release

A press release was issued on May 12, 2009, at Vancouver, B.C.

Item 4

Summary of Material Change

Trading in Buffalo’s shares was halted this morning due to a cease trade order issued by the British Columbia Securities Commission.

Effective May 11th, 2009, Adrian Rollke has tendered his resignation.

Item 5

Full Description of Material Change

Management wishes to inform its shareholders that trading in Buffalo’s shares was halted this morning due to a cease trade order issued by the British Columbia Securities Commission for failing to file the Company’s audited financial statements and management discussion and analysis for the fiscal year ended December 31st, 2008 within the time prescribed by National Instrument 51-102.

The Board of Directors and management are working with Buffalo’s auditors to expedite this process to insure a quick reinstatement of trading for Buffalo Gold shareholders.

Effective May 11th, 2009, Adrian Rollke has tendered his resignation and the Company wishes him success in his future endeavours.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, President & CEO at (604) 685-5492

Item 9

Date of Report

May 12, 2009